GALIANO GOLD REPORTS DOUBLE FATALITY AT ITS ASANKO GOLD MINE

Vancouver, British Columbia, February 6, 2023 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) deeply regrets to report that two contractors have been fatally injured yesterday following an incident at the Asanko Gold Mine ("AGM") located in Ghana, West Africa. The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE: GFI) (NYSE: GFI), which is managed and operated by Galiano.

AGM Emergency Services responded to the incident near the tailings storage facility where two contractors were pronounced deceased at the scene. The Company is working alongside its contractor to ensure everyone impacted by the incident is provided the required support and counseling needed during this challenging and difficult time.

"On behalf of Galiano Gold, we offer our sincerest condolences to the family, friends, and co-workers of our two colleagues," said Matt Badylak, President and Chief Executive Officer.

The appropriate authorities have been notified and an investigation is underway. Efforts are immediately underway to further reinforce the sustained Company commitment to Zero Harm and industry best practices in safety culture.

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company operates and manages the Asanko Gold Mine, located in Ghana, West Africa, jointly owned with Gold Fields Ltd. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Enquiries:

Krista Muhr

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-239-0446

Email: info@galianogold.com